Invest in I Got It

ENHANCING THE FAN EXPERIENCE BY TAKING HOME A PIECE OF THE ACTION



🐦 📘 📷 **IGOTITAPP.COM** MORRISTOWN NJ

Entertainment Software Technology Ecommerce Mobile

Why you may want to invest in us...

1 I Got It is a mobile application that provides an innovative platform with live auction technology and targeted marketing to drive app engagement and multi-channeled revenue.

2 The Company has launched with the New Orleans Saints and has signed deals with the Cleveland Cavaliers and others.

3 The I Got It mobile app engages fans to bid in real-time on experiences, merchandise and memorabilia exclusively.

4 I Got It offers teams and any performer a first-of-its-kind opportunity to engage fans and help them to "capture the moment"

5 The Company creates additional marketing dollars for sports franchises and creates new streams of revenues.

6 In our pandemic world, the Company allows fans to engage in a differentiated way and drives value for teams.

7 The Company has an attractive business model, with the sports franchises handling and processing shipping for inventory.

8 The Company's financial model focuses on risk mitigation and ensures that the first dollars from a partnership with a sports franchise are recouped by the Company.

Why investors ❤ us

WE'VE RAISED $75,240 SINCE OUR FOUNDING

Our team



Nicole Johnson

Co-Founder

Co-Founder, I Got It Marketing Expertise Successfully Balances Work Life and Family Life





Joseph De Perio

Chairman of the Board

Ex Hedge Fund Manager Founder Sports Technology Company VC Investor



In the news



While you're watching from home, head to our app to check out the **PELICANS AUCTION** powered by @igotitauction for exclusive team merchandise & one-of-a-kind fan experiences!Items will be

October 28, 2020 @ twitter.com

SEE MORE

Downloads

- IGotIT Holdings vNovember2020.pdf
- Master Services Agreement 11-13-2020executed.pdf

The Story I GOT IT

INVEST IN
I Got It



A simple idea.

I GOT IT started as an idea back in 2015. At conception, the idea was simple, let's create a company that could enable a fan watching a game at home or at a stadium to bid and purchase on memorabilia real-time and in a game. For example, if you watching a football game, and the opening kickoff is returned for a touchdown, we will list that very football on our platform for bidding and purchase.



First Testing of the Apps Technology during a Lacrosse Season with the NY Lizards

We built the technology.

Over the past several years, we have developed a robust technology platform that can interact with its sports franchises in a flexible way. We offer a white label solution for a sports team to host its own auction app with its own branding. We also can integrate our technology directly into a sports team's app, driving traffic to the team's existing portal.

.



A Clear Value Proposition to the Sports Team.

We have been thoughtful in structuring our relationships with each sports team. The basic tenets of the relationship are that we pay the sports team a sponsorship fee on an annual basis. In turn, the sports team agrees to provide a scheduled list of inventory on a weekly basis and provide marketing support to drive traffic to the app. We receive a revenue share for our execution. The teams with our information support executes shipping and fulfillment.

We create new streams of revenue for our sports team partners. Because we are accretive to the bottom line, our development pipeline is strong.


I Got It
White Label APP
TEAM
powered by
TEAM APP
I Got It Auction technology integrated in existing Team App
✓ Host auction events on the IGI platform
✓ Ready-to-deploy alternative
✓ No internal development costs/time
✓ User-friendly administration back-end
✓ Benefit from fans diversity of interests
✓ Entices fans to engage with brand
✓ Host auctions on dedicated app
✓ I Got It to develop at no cost to partner
✓ Partner consistent branding
✓ No integration risk with primary app
✓ Quick roll-out and implementation
✓ Brand recognition facilitates downloads
✓ Connectivity options to partner apps
✓ Most brand continuity
✓ Partner maintains control over app
✓ User activity concentrated in primary app
✓ IGI provides fully functional SDK
✓ Seamless integration & user experience
✓ Most potential auction participants
✓ Ease of driving secondary activity


PLL
AUCTION APP
BID AND WIN
ON ITEMS FROM THE
INAUGURAL SEASON
DOWNLOAD THE NEW
PLL MOBILE APP
PREMIER
LACROSSE
LEAGUE
BATTLE FOR THE CROWN
TEAM HATS
GAME WORN JERSEYS
GAME WORN HELMETS
TEAM TRAINING TEES
GAME WORN CLEATS
App Store
Google Play


PELICANS
AUCTIONS
PELICANS
SPALDING


I Got It
NEW ORLEANS
Official Partner of the New Orleans Pelicans

SAINTS AUCTION TV commercial.mp4


SAINTS AUCTIONS
SAINTS VS PANTHERS
GAME-WORN JERSEY BONANZA
ONE-OF-A-KIND PIECES FROM THE SAINTS GREAT WIN LAST SUNDAY
DEMARIO DAVIS
ED COOK
TAYSOM HILL
MALCOLM JENKINS
GET 'EM BEFORE THEY'RE GONE!!!
POWERED BY I Got It

Traction to Date.

We have executed for the New Orleans Pelicans and Premier Lacrosse League and are currently in market for the New Orleans Saints. User metrics, such has over 13,000 users for the app, I Got It, have been strong with only two live engagements to date with the New Orleans Pelicans, Premier Lacrosse League and a beta launch with the New Orleans Saints. We have signed a transaction with the Cleveland Cavaliers and are currently negotiating with other NBA teams in advance of next season,

We need additional capital to expand and take advantage of our strong development pipeline!

Attractive Unit Economics Should Lead to Profitability.

We have been thoughtful in structuring our relationships with each sports team. The basic tenets of the relationship are that we pay the sports team a sponsorship fee on an annual basis. In turn, the sports team agrees to provide a scheduled list of inventory on a weekly basis and provide marketing support to drive traffic to the app. We receive a revenue share for our execution. The teams with our information support executes shipping and fulfillment.

We create new streams of revenue for our sports team partners. Because we are accretive to the bottom line, our development pipeline is strong.

Attractive Corporate Structure

The Company is the investment vehicle for all of the transactions with each sports franchise. The Master Services Agreement governs a preferential revenue split for the Company with the technology partner and calls for the Company to have an exclusive license to use the I Got It technology on all of its deals.

Our Goals for the Future.

In a few years, we would like to be integrated into every team in the five major sports in North America. We also want to expand to European football and into other global sports like Formula 1 Racing, Cricket, Rugby and beyond.

When we are done tackling sports, we will also grow within the music industry around artists and music. We can leverage our technology and platform for any performance based industry.

Come join us for this exciting ride!


INVEST IN
I Got It

Investor Q&A

− COLLAPSE ALL

What does your company do?

I Got It Holdings Corp. is the investment vehicle for I Got It, an app that allows fans to bid real-time on exclusive memorabilia, one-of-a-kind experiences and curated merchandise exclusively with the sports teams they are watching live or remote.

Where will your company be in 5 years?

The Company wants to partner with every sports franchise in the world providing teams a unique way to engage fans and help them to “capture the moment” meanwhile enhancing their monetization of existing souvenir and memorabilia through targeted sales. These projections cannot be guaranteed.

Why did you choose this idea?

Our goals are to (i) enhance the experience for fans and (ii) increase revenues for our sports franchise partners. In an uncertain world where fan attendance may not

our sports franchise partners. In an uncertain world where fan attendance may not return to pre-pandemic levels, we offer fans a new way to show their support. Similarly, sports franchises are looking for ways to expand their revenues and increase exposure.

Why is this an attractive business model? ⌄

The Company has an attractive financial model. It invests in the sponsorship fees for each sports franchise and has a preferential revenue share each transaction. The Company is not required to procure, manufacturer or fulfill inventory.

What is your traction to date? ⌄

We executed a pilot program in the shortened seasons for both the New Orleans Pelicans and the Premier Lacrosse League. We are active and live today with the New Orleans Saints. We have a signed contract with the Cleveland Cavaliers and working on others for the upcoming NBA season.

What is the structure of your transactions with sports franchises? ⌄

Our basic transaction structure is that the Company pays a sponsorship fee to the sports team phased through the season. In exchange, the sports team provides a scheduled list of items for auctions on a weekly basis and provides marketing support. I Got It can be executed as a module on an existing app or as a white label solution. We have a revenue share with each sports team.

What are the items that you auction? ⌄

We auction game-used merchandise and unique fan experiences. Game used items can be up-to-the-minute and event specific. We also will sell regular merchandise to fans that do not win auctions.

How will I make money? ⌄

The Company underwrites each sports franchise transaction to be profitable. Said another way, the expected revenues realized by the Company should exceed the sponsorship fees paid. As time goes on, we will continue to re-invest our profits in new sports franchise deals and grow in size. Shareholders will make money through dividends if we are profitable and have excess cash. While there are no guarantees of success, the Company's intent is to also sell itself at a higher price in the future.

Please explain the corporate structure further and the relationship with the App. ⌄

The Company has been created to be the investment vehicle for all of the transactions with each sports franchise and to take in investment from third parties. The Master Services Agreement ("MSA") governs a preferential revenue split for the Company with the technology partner (supplier of the App) and calls for the Company to have an exclusive license to use the I Got It technology on all of its deals. Pursuant to the MSA, the Company has the right to participate in all of the transactions with sports franchises. The Company will make sponsor payments to the sports franchises and receive the first revenues realized up to 150% of the sponsor payments and then a split of the revenues. We have designed the Company (i) to have a preferred interest in revenues from the deals and (ii) to be a new "clean" entity to take investment from third parties.